Exhibit 77C – Submission of Matters to a Vote of Security Holders

A special meeting of shareholders of the Sentinel Mid Cap Value Fund (the “Fund”) was held on October 24, 2011 for the purpose of approving a new investment sub-advisory agreement between Sentinel Asset Management, Inc. and Crow Point Partners, LLC.  As of the record date, assets issued and outstanding and entitled to vote at the special meeting totaled $161,802,372.75.  Shareholders on the record date were entitled to one vote for each dollar of net asset value per share for each share held.  The Fund did not receive sufficient votes to approve the new investment sub-advisory agreement.

	Assets Voted	% of Voted Assets	% of Outstanding Assets
Value of Assets Voted For	$34,247,605.25	41.40%	21.17%

Value of Assets Voted Against	$45,866,024.16	55.44%	28.35%

Value of Assets Abstaining	$2,614,027.30	3.16%	1.61%

Total Assets Voted	$82,727,656.71	100%	51.13%